July 2, 2009
Via EDGAR
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Re:	HealthStream, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 27, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed on May 12, 2009 File No. 000-27701
Dear Mr. Krikorian and Mr. Youngwood:
     On behalf of HealthStream, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 9, 2009 (the “Comment Letter”), concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 as filed on March 27, 2009 (the “Form 10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2009 as filed on May 12, 2009 (the “Form 10-Q”).
     For your convenience, we have set out the text of the comments from the Comment Letter, followed by the responses.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21
     1. We note from your disclosures on page 13 that you continue to make changes in the pricing of your products and service offerings to increase revenues and to meet the needs of your customers. Tell us your consideration of disclosing the impact these changes in prices have on your revenues and operating results. We refer to Item 303(a)(3)(iii) of Regulation S-K.
RESPONSE:

As we note on page 13, we continue to refine our pricing for our products and services. However, increases in our prices did not significantly contribute to the increases in our

Stephen Krikorian
Morgan Youngwood
Securities and Exchange Commission
July 2, 2009

revenue in 2008 compared with 2007. Our 2008 revenues increased over 2007 primarily due to the continued growth in the number of subscribers for our Internet-based subscription learning products and services, the sale of additional courseware to existing subscribers and the March 2007 acquisition of The Jackson Organization. As required by Item 303(a)(3)(iii) of Regulation S-K, we will include a discussion regarding price increases in future filings when such increases contribute significantly to material increases in our revenues.
     2. Your disclosures indicate the gross profit margins discussed in your MD&A are shown exclusive of any related depreciation and amortization expense. While we believe that your presentation of cost of revenues on the face of the consolidated statements of operations, that excludes a subtotal for gross margins, is consistent with the guidance in SAB Topic 11B, the discussion and analysis of gross margins within your MD&A that excludes depreciation and amortization is not appropriate. That is, when gross margin amounts are presented, they should include all cost of revenues. Your current presentation is acceptable only in instances where gross margins are not disclosed. For each year presented tell us the amount of depreciation and amortization that should be allocated to cost of revenues and included in the determination of the gross margin.
RESPONSE:

We concur with your comment and will not include a discussion of gross margin, exclusive of related depreciation and amortization expense, in future filings.
Form 10-Q for the Quarterly Period Ended March 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 11
     3. You disclose that increases in revenue resulted from continued growth in your HLC subscriber base and from additional courseware sales to your customers. Tell us your consideration of disclosing either the total number of subscriber or the number of new subscribers as of each reporting period and the amount of additional courseware sales during the period. We refer to Item 303(a)(3)(iii) of Regulation S-K.
RESPONSE:

We disclose the total number of our contracted and implemented subscribers in our quarterly earnings releases, the contents of which are attached as an exhibit to our Current Reports on Form 8-K. For example, the earnings release pertaining to the quarterly period ended March 31, 2009 was filed as an exhibit to our Current Report on Form 8-K dated April 27, 2009 and includes the contracted and implemented subscriber information noted above.

Stephen Krikorian
Morgan Youngwood
Securities and Exchange Commission
July 2, 2009

In future filings, we will include the material changes in our contracted and implemented subscribers as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).
Liquidity and Capital Resources, page 12
     4. You disclose that the increase in DSO was due to payment delays from customers. Explain why these customers have decided to delay payments and indicate the impact on DSO. Also, please indicate how you evaluated whether this delay impacts the recognition of revenues from these customers.
RESPONSE:

Certain customers billed in advance for annual fees rather than on a monthly subscription basis accounted for the largest portion of the DSO increase. Virtually all customers paid their respective balances in full without adjustment subsequent to the March 31, 2009 balance sheet date with no material adjustment to our allowance for doubtful accounts and no material write-offs of unreserved accounts. Therefore, it is unclear to us whether there was a specific reason for the payment delays.

Based on our calculations, DSO increased from approximately 57 days at December 31, 2008 to 69 days as of March 31, 2009.

Because the balances in question were paid in cash without adjustment subsequent to the balance sheet date, we determined that our revenue recognition policies were appropriate.

     The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen Krikorian
Morgan Youngwood
Securities and Exchange Commission
July 2, 2009

     Please do not hesitate to contact me at (615) 301-3163 if you have any questions. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ Gerard M. Hayden, Jr.
Gerard M. Hayden, Jr.
Senior Vice President
Chief Financial Officer

cc:	J. Page Davidson, Bass, Berry & Sims PLC Laura R. Brothers, Bass, Berry & Sims PLC